
BTPAUTOMATION
Let's Change the Way
We Work.
Hotel Sourcing Performance
through Adaptive,
Data-Driven Technology

INVEST IN **BTP AUTOMATION**

The Future of Corporate Travel Procurement

LEAD INVESTOR



Pat KEARNEY

Our founders are viewed as true pioneers in the travel business with their success at GetThere. In addition, the company has raised over $2.3m in early seed money reflecting the fact that BTP Automation has established customers today and a revenue stream today! Today are technology is already in place, helping our key corporate customers save between 8%-14% in bottom line savings. We anticipate that BTP can be the major player in automating the massive $40b travel space. I hope you will review our material and decide to join our investment team!

Invested $15,000 this round & $125,000 previously

Learn about Lead Investors

Highlights

1. 👔 Founders with deep domain knowledge & a prior exit. We know how to scale & sell businesses.

2. 📈 Strong early sales pipeline of $4M (not guaranteed). Just getting started in a $400B market.

3 ✅ Service actually works -- quantifiable customer savings of 8%-14% (millions for large companies).

4 🤝 Raised $2.3M prior. This is our community's opportunity before Series A.

5 🔥 Key customer reduced their hotel spend by 11.2% within the first month.

5 🔥 Key customer reduced their hotel spend by 11.2% within the first month.

6 👏 BTP has delivered over $1M in savings to their customers year to date.

Our Team



Bruce Yoxsimer CEO

Bruce is a 25-year travel industry veteran, having owned various corporate travel agencies for 13 years before co-founding GetThere with Dan Whaley. GetThere built the first web connection to an airline reservation system, had a successful IPO in 1999

BTP's Chairman, Dan Whaley and CEO, Bruce Yoxsimer co-founded GetThere in 1995. GetThere was the world's first web based travel booking system. This launched one of the largest industries in the world, primarily in the leisure market. BTP is solving the same magnitude of problem that exists in the very large corporate travel environment today.



Dan Whaley Chairman

Dan is a 25-year web technology and product veteran. He co-founded ITN/GetThere, the first online travel reservation company in 1994. GetThere raised $125M in 4 rounds, IPO'd in 1999 (NASDAQ: GTHR), and sold to Sabre (NYSE: TSG) in 2000 for $770M.



Annette Cumming CRO

Annette is a 30+ year industry veteran who has held previous roles as VP, Channel Sales at Deem, Head of NORAM Digital Hospitality at Travelport, and GM at American Express Global Business Travel.

Pitch

BTPAUTOMATION

Let's Change the Way We Work.

Performance through Adaptive, Data-Driven Technology



Meet the Leadership Team



Fernando Avila

Founder
35-year industry veteran and Consultant of business intelligence, and corporate travel data management



Bruce Yoxsimer

CEO
25-year industry veteran Co-Founder of GetThere and Former Founder/CEO of Borrowshare



Adam Levy

CTO
15-year industry veteran and former Principal Consultant at Teknion Data Solutions and Sr. Director of Global Data Products at Identifix



Annette Cumming

CRO & Head of Marketing
34-year industry veteran and former VP, Channel Sales at Deem and Head of Digital Hospitality at Travelport



Dan Whaley

Chairman
25-year industry veteran Co-Founder of GetThere and current Founder/ CEO of Hypothesis

Our Story

Founded in 2020, Business Travel Performance (BTP) Automation is committed to **transforming** the **Hotel Sourcing** industry through adaptive and intelligent technology.

The Founders of **GetThere**, **Bruce Yoxsimer** and **Dan Whaley** have joined the BTP team to help make the vision a reality.

"Bruce and I automated online booking in 1995. Now, billions of travelers use it every year. Why has it taken 25 years to do the same for corporate travel management?

What BTP has built **will change everything.**"

- Dan Whaley
Founder of GetThere
Current Chairman, BTP Automation

BTPAUTOMATION

The Opportunity



Our Path to $1B ARR



The BTP Index

Every corporate travel program will use one

$400B	x 1%	= $4B	x .25%	= $1B
Global Hotel Spend	BTP Revenue Share		Market Share	ARR

Forward-looking projections are not guaranteed.

Customer ROI Example

RALPH LAUREN


Savings Before BTP Automation
$573K Savings Annually
4% Savings
Savings After BTP Automation
$1.8M Savings Annually
12% Savings
ROI
12 to 1

Revenue Model

Customer Agreement
Customer signs a Master Services Agreement (MSA)

→

Go Live!
Annual Subscription Charge 1% of company global corporate hotel spend

Opportunity Examples (Large/Medium/Small)

Company Name	Hotel Spend	BTP Revenue
Fortune 500	$459M	$4.59M
Ralph Lauren	$15M	$150K
Ardagh	$5M	$50K

Future Growth


HOTEL

Air Index | Car Rental Index | Ground Transportation Index | Rail Index | Hotel Index

Combined Opportunity $3B+

Combined Opportunity $3B+?

Forward-looking projections are not guaranteed.

What Makes Us Different

A holistic approach to solving the challenge for Customers, Hotels and TMCs

The Corporation

- Average 10% savings to their hotel spend
- Efficiency through RFP automation
- Continuous Sourcing that fine-tunes your program
- Increased Duty of Care
- Performance visibility

The Hotel

- Clear, qualified proposals
- No more spreadsheets or emails
- 100% automated RFP review and response
- Simplified proposal management = lower costs

The TMC

- Operational Life Saver
- Manage multiple customers with 1 product
- Increased hotel attachment
- Happy Customers
- Performance visibility

BTPAUTOMATION

Confidential Not For Distribution

Go To Market

Founder and Team Network

Our Founder and Senior Leadership Team have deep travel industry connections

Strategic Channel Partners

Leverage existing and new strategic partners to drive scalable growth

Traditional Sales

Traditional Sales teams to compliment channel sales

Rocketrip | The Benner Group TBG | TRAXO | tripkicks | Travel Leaders Network

BTPAUTOMATION

Confidential Not For Distribution

The Raise

BTP Automation is raising $3M

Use of Funds



Resource Additions:
- Sales and Account Management
- Customer onboarding development

Ongoing


product development
Confidential Not For Distribution
BTPAUTOMATION

7.5% of funds raised will go towards the Wefunder intermediary fee.


The Challenge


The Problem
The corporate travel hotel procurement process **has not changed since its inception in the early 1980's.**
The result?
$40B in overspend
Dated, inefficient, manual processes
Time to unburden the Travel Manager
Lack of visibility and actionable data
You can't fix what you can't see
Confidential Not For Distribution
BTPAUTOMATION


Today's Broken Process
HOTEL
Data
Manual
Data
100's of
Waiting
More Data
More Manual
More

Analysis RFP's

On average, the RFP process takes 2-4 months

Why? There is zero automation and data insight in any of the process today

The Solution



The BTP Index ™ delivers

- **Real-time** hotel spend performance visibility
- **Pro-active automation** of key movers of compliance and negotiations

BTPAUTOMATION

How We Do It



Data
Collect and clean pre and post trip data from any source (GDS, expense, Traxo)

Rules
Real time rules management and compliance

Automation
Automated Corrective Actions: Hotel and Rate Rebook and RFP's

Visibility
Easy to use platform with 24/7 monitoring, rate auditing and instant Index score.

Results
Real-Time program savings (avg. 10%) and full KPI tracking, hotel health and safety reassurance

BTP + Sharecare

VERIFIED™ with Forbes Travel Guide sharecare

All customers of **BTP Automation** benefit from the option to leverage Sharecare in their **Hotel RFP requests** to ensure their preferred hotels have completed and maintain more then **360 global health security standards.**

By selecting this option in your Hotel RFP settings, Sharecare will conduct a **hotel property assessment** to ensure compliance of these items:

- Health and hygiene protocols
- Cleaning products and procedures
- Masks and Personal Protective Equipment
- Ventilation
- Management accountability
- Health safety communication with guests and employees


VERIFIED
Forbes
Learn More about Sharecare
Sharecare verification code required?
Required

Data, Data, Data

BTP aggregates data from **multiple sources**:
GDS, Negotiated Hotel Rates, Expense and Real-time out-of-channel booking data

BTP then analyses that data to provide **corrective actions** needed for cost savings:
Rebooking rates, rebooking properties, sending RFPs to new properties.

Automated functions include:


Generation and delivery of RFP (New, Renegotiate and Continuous Sourcing)
Rebook Hotel and/or Rate
Curation and management of the hotel bid list

How it Works





The BTP Index



Manage your profile
Leverage your data
Manage your vendors
Monitor your program
Automate your program
View your progress
BTPAUTOMATION
28
76
27.9%
KPIs
Compliance
Corrective Actions (click to show actions)
Currenty Showing: Send RFP
Of all available savings based on your purchasing power, how much savings are you capturing?

Confidential Not For Distribution

Automated Corrective Actions: Identifying and Delivering the RFP



NEGOTIATION LIST
Current
Confirmed & Closed
Dismissed
Expired
Stage
Negotiation Type
Customer
View
In Progress
RFP
Demo 1
THIS CLIENT GENERATED
TOTAL 12 BOOKINGS
FOR 27 NIGHTS
IN THE LAST 60 DAYS
PUBLIC RATE
$113.90
LOWEST CLIENT LRA
$129.00
RATE REQUESTED
$96.82
RENEGOTIATION FROM DEMO 1 (DM1)
CAMBRIA HOTEL SOUTHLAKE DFW NORTH
NEGOTIATION FORM
RATES
BLACKOUT DATES

- The BTP Automation engine **continually identifies** candidate hotels for new RFPs or rate renegotiations
- Hotels receive BTP Portal account to view current requests and **submit proposals**
- Client parameters are used to **automate the acceptance** or rejection of new proposals

BTPAUTOMATION

Confidential Not For Distribution

Automated Corrective Actions: Rebook



REBOOK LIST
Channel
Property
Rate
Open
Successfully Rebooked
Failed to Rebook
Dismissed
REBOOK RATE
Urgent Corrective Action Required: Rebook Rate

BTP Automation enables three types of rebook opportunities:

- **Channel Rebooks** alert you to out-of-channel bookings pre-trip

channel bookings pre-trip.

- **Property Rebooks** alert you to cases where your travelers booked non-preferred properties where negotiated properties were available, including out-of-channel bookings.
- **Rate Rebooks** alert you to cases where your travelers have booked non-negotiated rates at properties with negotiated rates, including out-of-channel bookings.



Passenger Name Record (PNR):
Booked Property:
STAYBRIDGE SUITES SAO PAULO
RUA BANDEIRA PAULISTA
ITAIM BIBI SAO PAU 04532011
BR
Agent ID: ZB
Booked PCC: J7P4
Check-in/Check-out Date: Feb 10, 2020-Feb 14, 2020 (4 nights)
Booked Rate: $156.66
Total Booked Amount: $626.64
Rebooking Instructions
The booked rate of $156.66 is not one of the contracted negotiated rates at this property. Rates as low as $89.02 are available but may require booking a different room type. Please consider rebooking this reservation to reduce your travel spend.
Lowest Negotiated LRA Rate: $89.02
Total Negotiated Amount: $356.08
Potential Savings: $270.56
Close

.TION

BTP will forever change the way corporate travel is managed.

Bruce Yoxsimer
CEO BTP Automation
bruce@btpautomation
831-295-4893
BTPAutomation.com



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